

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 24, 2007

<u>via U.S. Mail</u>
Kathleen P. McSherry
Senior Vice President & Chief Financial Officer
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re: Ridgewood Energy S Fund, LLC**
> **Ridgewood Energy T Fund, LLC**
> **Ridgewood Energy U Fund, LLC**
> **Registration Statements on Form 10**
> **Filed April 24, 2007, April 25, 2007, April 26, 2007 respectively**
> **File Nos. 0-52576, 0-52578, 0-52583 respectively**

Dear Ms. McSherry:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ridgewood Energy S Fund, LLC
Ridgewood Energy T Fund, LLC

Form 10

Business

Oil and Natural Gas Agreements

1.   You explain that none of the Fund's projects are producing, and therefore, you
        have no agreements for the sale or transportation of oil and gas that may be
        produced. However, you further explain that oil and natural gas from your other
        projects will be marketed in a similar fashion. As it appears that you are not
        currently marketing any production from these Funds', please revise the
        disclosure to clarify how your oil and natural gas from future projects will be
        marketed in a similar fashion.

Ridgewood Energy S Fund, LLC
Ridgewood Energy T Fund, LLC
Ridgewood Energy U Fund, LLC

Form 10

General

2.   Please note that your Form 10 registration statement will become automatically
        effective 60 days from the date of the first filing with Edgar. Refer to Section
        12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will
        become subject to the reporting requirements of the Securities Exchange Act of
        1934.

Business Strategy

3.   We note your disclosure that "when performing due diligence with respect to a
        project, the Fund must rely on the independent reservoir engineers which are
        hired and paid, in most cases by the operator. The Fund does engage certain
        consultants to examine and review such reserve estimates and seismic information
        on its behalf." Please disclose the name of the consultants that you engage. Refer
        to Instruction 4:B of Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Proved Reserves

4.   Within your discussion you state that your reserves are "fully engineered on an annual basis by independent petroleum engineers." Please revise your disclosures to clearly explain what is meant by the term "fully engineered".

Statements of Cash Flows, page F-6

5.   Within the reconciliation of net income to net cash provided by (used in) operating activities, you include amounts identified as Dry-hole costs. Please tell us what types of costs are included in this line item, and why they are presented as a non-cash reconciling item. Refer to Item F.8 (b) of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 at:

        http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

6.   We also note a line item within your calculation of cash provided by (used in) investing activities of Capital expenditures for unsuccessful properties. Please tell us what types of costs are included in this line item, and why such costs are presented within cash flows from investing activities.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

        Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 with any questions on the accounting comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief